SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 11, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated July 11, 2007, announcing the appointment of Jeff Ray as CEO of SolidWorks, Dassault Systèmes’ brand for mainstream 3D mechanical design software.

Dassault Systèmes Names Jeff Ray CEO of SolidWorks

Ray to Strengthen SolidWorks’ Leadership of Global 3D CAD Market

CONCORD, Mass. July 11, 2007 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the appointment of Jeff Ray as CEO of SolidWorks, Dassault Systèmes’ brand for mainstream 3D mechanical design software. Previously chief operating officer, Ray is replacing John McEleney. Ray will be responsible for making SolidWorks the industry standard in mainstream 3D CAD.

“Jeff brings a wealth of industry and management experience to his new role that will assure SolidWorks’ successful performance in the next stage of its development,” said Bernard Charlès, president and CEO of Dassault Systèmes. “John has done a fantastic job of transforming SolidWorks from an ambitious startup into a successful global organization with an unrivaled distribution channel through his unwavering commitment to customers, community, employees, and colleagues.”

Ray joined SolidWorks in October 2003 as chief operating officer. He has been instrumental in improving global distribution performance and increasing revenue, profit, and global market share. His four years at SolidWorks extend his nearly 30-year record of building and transforming operations in international businesses. He has held senior executive positions at companies including Progress Software, Compuware and IBM.

Founded 14 years ago by Jon Hirschtick and under John McEleney’s strong leadership since 2001, SolidWorks is a remarkable success story. Ten years after its acquisition by Dassault Systèmes, SolidWorks’ revenues have increased almost forty fold and over 680,000 users now benefit from SolidWorks’ solutions.

McEleney is retiring to embrace new personal opportunities. He will remain closely linked to the company as a member of SolidWorks’ board of directors and Dassault Systèmes’ global management team until the end of the year.

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About SolidWorks

SolidWorks, Dassault Systèmes’ brand for 3D mechanical design software, develops and markets software for design, analysis, and product data management. It is the leading supplier of 3D CAD technology, giving teams intuitive, high-performing software that helps them design better products. For the latest news, information, or an online demonstration, visit the company’s Web site (www.solidworks.com) or call 1-800-693-9000 (outside of North America, call +1-978-371-5000).

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks, and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Laura Kozikowski SolidWorks +1 (978)-371-5077 laurak@solidworks.com	Derek Lane (Americas) +1(818) 673-2243 derek.lane@3ds.com	Mikiko Igarashi (AP) +81-3-5442-4138 mikiko.igarashi@3ds.com	Arnaud Malherbe (EMEA) +33 (0)1 55 49 87 73 arnaud.malherbe@3ds.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: July 11, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration